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                                                                 Exhibit 17.01


Mr. Kjell Qvale
Chairman of the Board
California Jockey Club                                          August 1, 1996
P.O. Box 1117
San Mateo, CA 94403


Dear Mr. Qvale,

This letter is submitted to inform the California Jockey Club Board of Directors that I, herewith, decline to stand for reelection to this board for the ensuing year, for the following reasons:

       1.) I believe that the C.J.C. Board's action of entering into a contract for the sale of the Bay Meadows stable area without, first, having made provisions for suitable stabling for horses to race at Bay Meadows, has jeapordized [sic] the future racing licenses for the Bay Meadows Operating Company, which provides the company's principal source of income and dividends for its shareholders.

       2.) I do not agree that C.J.C. is getting full value for its real estate in the negotiated sale of the stable area or training track acreage. The land was never offered for sale on the open market to other possible interested buyers, and thus, can't be definitely determined to be in the best interest of its shareholders.

       3. I do not wish to run for reelection on a slate with James P. Conn, under whose influence and leadership the C.J.C. Board had taken the above action besides the previous disasterous [sic] real estate development contract with Prometheus (Bay Meadows Partners). In that litigation, C.J.C. was sued for fraud, and then, settled out of court, paying $2,100,000 (plus substantial legal fees) of shareholders' money to the joint venture partner, Prometheus.

       4.) these issues constitute disagreements with the California Jockey Club on matters pertaining to its operations, policies and practices. I request that this letter be disclosed to the public and be filed with the Securities and Exchange Commission in a Current Report on Form 8-K as provided for in Item 6(a) of the instructions thereto, and also be entered into the minutes of this meeting.

Very truly yours,


/s/ Marylin K. Gunderson
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Marylin K. Gunderson
Director
California Jockey Club